Western Wind Energy Corp.

Telephone: 604.839.4192
632 Foster Avenue	Facsimile: 604.939.1292
Coquitlam, BC V3J 2L7	www.westernwindenergy.com

N E W S R E L E A S E

September 5, 2006

Toronto Stock Exchange (Venture) Symbol: “WND” Issued and Outstanding: 23,760,789

DEFAULT STATUS REPORT

The following is a Default Status Report of Western Wind Energy Corp. (the “Company”). Further to the Company’s Notice of Default contained in its news release of June 19, 2006 (the “Notice of Default”) and the Default Status Updates provided in its news releases dated July 14, 2006, July 28, 2006, August 4, 2006 and August 18, 2006, in accordance with Appendix B of CSA Policy 57-301, reports as follows:

1.	A final draft of the annual financial statements for the year ended January 31, 2006 were presented to the Company’s Audit Committee by the Company’s auditors for review and approval. The draft financial statements were reviewed and approved by the Audit Committee at a meeting held on Friday, September 1, 2006. Subsequent to the Audit Committee meeting, the Company’s Board of Directors also conducted a review of the statements and approved the statements substantially in the form as presented.

2.	The Company advises that there is no material change in the information contained in the Notice of Default.

3.	Effective August 30, 2006, management was advised by its auditors that the financial statements were undergoing a final review and nearing completion. While management believes that the audit will be completed for publication on September 6, 2006, the process remains beyond the Company’s control and, as such, the Company cannot provide a precise date by which the audit will be completed and the annual financial statements filed.

4.	The Company advises that as a result of its inability to file audited financial statements for the year ended January 31, 2006, the Company has been unable to file financial statements within the time period set out by the security regulatory authorities, for the quarter ended April 30, 2006.

5.	The Company advises that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

The Company may be subject to an issuer cease trade order issued by the securities regulatory authorities, without further notice, as the annual financial statements have not been filed within two months after the Notice of Default, which was disseminated on June 19, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski

CEO & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.